

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail
Saurabh Pradipkumar Dhoot
Executive Director
Videocon d2h Limited
1st Floor, Techweb Centre
New Link Road
Oshiwara Jogeshwari (West)
Mumbai 400 102
Maharashtra, India

> **Re: Videocon d2h Limited**
> **Draft Registration Statement on Form F-4**
> **Submitted December 31, 2014**
> **CIK No. 0001629220**

Dear Mr. Dhoot:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

2. Please update your financial statements to include interim financial statements for at least the first six months of your fiscal year.

Letter to Silver Eagle Acquisition Corp. Stockholders and Public Warrantholders

3. We note your disclosure that Videocon d2h is the fastest "direct-to-home service provider." Please specify that Videocon d2h is a pay TV provider.

Industry and Market Data, page v

4. You state certain industry and market data contained in this prospectus has not been "independently verified." Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

Questions and Answers…, page 1

5. Please add a question and answer on whether Silver Eagle obtained a fairness opinion in connection with the Contribution.

Q: Why is Silver Eagle holding a special meeting of public warrantholders, page 2

6. Please explain the treatment of the warrants in the transaction if the shareholders do not approve the exchange.

Q: What equity stake will current Silver Eagle stockholders hold in Videocon d2h after the closing, page 3

7. Please disclose the ADS price targets for the up to 3.88% of earn-out shares that may be issued to the current Videocon d2h shareholders after closing.

Q: How will founder shares be treated in the Transaction, page 4

8. For illustrative purposes, please provide tabular disclosure regarding the number of shares to be issued to the founders based on different contribution levels. In addition, please provide tabular disclosure of the potential forfeiture of shares based on the post-closing ADS prices.

Q: Why is Silver Eagle proposing the Plan of Dissolution, page 4

9. Disclose that, prior to the effectiveness of the Form F-4, Videocon d2h, together with the depositary, will file a Form F-6 to register the ADSs with the Commission. Further, disclose that the Form F-6 will include a copy of the deposit agreement that sets forth the rights of ADS holders and explains certain other matters, including the procedures to be followed for the distribution of the ADSs.

How will Silver Eagle's Sponsor, directors and officers vote, page 6

10. We note your disclosure that 16,250,001 of the 32,500,000 outstanding public warrants must approve the Warrant Amendment Proposal. However, elsewhere you disclose that approval by 65% of the outstanding warrants is required. Please reconcile.

What happens to the funds held in the trust account…, page 8

11. To the extent known, please quantify the fees listed in this answer.

When is the transaction expected to be completed, page 9

12. Please disclose any regulatory approvals that you must obtain prior to closing.

What will happen if I abstain from voting or fail to vote at the applicable special meeting, page 10

13. In your answer to this question, you state "[f]or purposes of approval, an abstention or failure to vote will have no effect on the Business Combination Proposal." Yet on page 16, you state "a stockholder's failure to vote by proxy or to vote in person at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote "AGAINST" the Business Combination Proposal…" Revise or advise accordingly.

Summary of the Proxy Statement/Prospectus, page 13

14. Please disclose the extent and amount of Videocon d2h's indebtedness and the amount of such debt that will be repaid out of the proceeds of this offering.

Reasons for the Transaction, page 15

15. Please revise your disclosure to provide the basis for the statement "Silver Eagle's management team has extensive experience operating media businesses and leading transactions in high growth international markets, including India."

Risk Factors, page 18

16. Please expand your disclosure to address the "seasonal factors" affecting your business, including the relative rise in revenues and/or subscribers during cricket season, as your recognize on page 141 that becoming the Title Sponsor of the Kings XI Punjab cricket team and sports HD channels favorable influence the amount of subscribers.

Videocon d2h's indebtedness could adversely affect its financial health…, page 18

17. This risk factor appears to address several different risks, including debt burden, potential breaches and restrictive covenants. Please separate these risks into separate risk factors.

18. Please clarify whether you are currently in default under any of your outstanding indebtedness and, if so, disclose the nature of the breach.

19. Please explain your affiliation with Videocon Industries.

20. Please clarify whether your must seek your lender's consent for this transaction.

Videocon d2h's failure to adhere to the terms and conditions contained in the DTH License Agreement…, page 19

21. Please clarify whether this transaction requires approval from the MIB.

Videocon d2h's leased satellite ST-2 is subject to operational, lease and environmental risks…, page 20

22. Please provide us with the status of your negotiations to extend your lease with Department of Space, which expires on February 28, 2015.

Videocon d2h's business is regulated and failure to obtain required regulatory approvals…, page 24

23. We note that each of your directors must obtain security clearance from MIB. Please disclose whether Messrs. Sloan and Sagansky have obtained such clearance.

As a foreign private issuer, Videocon d2h is permitted, and Videocon d2h will, follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers..., page 32

24. Clarify how the Nasdaq Listing Rules applicable to U.S. issuers (e.g., Nasdaq Listing Rule 5605(b) and (c)) regarding the independence of members of the board of directors and of the Nomination and Remuneration Committee differ from the comparable Indian Companies Act requirements.

Videocon d2h may be classified as a passive foreign investment company. . ., page 36

25. In this risk factor, disclose that Videocon d2h does not intend to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should it be classified as a PFIC.

NASDAQ recently delisted Silver Eagle's securities…, page 40

26. Please specify why Silver Eagle's securities were delisted.

Videocon d2h has not previously operated as a foreign private issuer. . ., page 44

27. Briefly describe the exemptions from the audit committee member independence requirements applicable to foreign private issuers that were added under the Sarbanes-Oxley Act (see Exchange Act Rule 10A-3(b)(1)(iv)(C), (D), and (E)). Then clarify whether any of Videocon d2h's audit committee members are, or are expected to be, exempt from the independence requirements pursuant to those provisions.

Background of the Transaction, page 71

28. Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by Deutsche Bank in connection with the transaction with Videocon d2h. We may have further comment upon receipt of these materials.

29. Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party's financial advisor. Accordingly, please disclose all material projections that Videocon d2h provided to Silver Eagle and/or its financial advisor or advise us why they are not material. Also, disclose the bases for and the nature of the material assumptions underlying the projections.

30. Please revise the disclosure on pages 72 – 73 to clarify that Mr. Dhoot is also the largest shareholder of Videocon d2h.

31. Please expand your discussion of the parties' negotiation of key aspects of the proposed deal, including, but not limited to:

- The determination of the final structure of the proposed transactions;
- The determination of the ratios resulting in the post-closing equity ownership of Silver Eagle;
- The earn-out that will be paid to current Videocon d2h shareholders; and
- The amount to be paid to Silver Eagle's directors and officers in connection with the transaction.

Critical Accounting Policies, page 162

32. Your discussion of critical accounting policies on page 162 substantially duplicates your footnote disclosure. Please revise this section to provide greater insight into the quality

and variability of your estimates. For example, you should describe how these estimates and related assumptions were derived, how accurate those estimates / assumptions have been in the past, and whether the estimates / assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us what consideration you gave to providing these disclosures for each of the accounting policies described.

Revenue recognition, page 162

33. Please expand your revenue recognition policy as it relates to subscription revenue from DTH services to specify how you are able to recognize revenue "on an accrual basis on rendering of the services." Discuss if estimates are used when recognizing revenue. If estimates are used, disclose the accuracy of those estimates. Also, disclose if subscribers enter contracts in order to receive these services. Disclose the average contract term for these contracts.

Arrangements with multiple deliverables, page 162

34. You state that management makes the determination of the amount assigned to activation revenue, installation revenue, and lease rental of set-top box and out-door unit and its accessories. In this regard, please disclose how management determines the value of each item in a multiple element arrangement.

Income Tax Expense, page 168

35. We note your statement that, "The carrying amount of deferred tax assets and liabilities are reviewed at each balance sheet date and recognized and carried forward only to the extent that there is a *reasonable certainty* that the asset will be realized in future." Please tell us how your statement reconciles to guidance in paragraph 56 of IAS 12.

Certain Key Measures of Financial Performance, page 168

36. We note that your metric called "subscription revenue and activation revenue" "includes margins provided to distributors for distribution of subscriptions and consumer premises equipment." Please explain this statement and why these margins are included in revenue. Referring to your basis in accounting literature, tell us how you account for these margins. Also, please reconcile this metric to subscription revenue shown on page 165.

Fiscal year 2014 Compared to Fiscal year 2013, page 169

37. We note your subscription revenue increased significantly between the 2014 fiscal year and the 2013 fiscal year, primary as a result of an increase in the total number of gross subscribers and an increase in ARPU. As such, please expand your analysis to explain

the underlying reason for the increase in subscribers and ARPU. Also, quantify what portion of the increase was due to volume versus price increases.

38. We note your statement that, "other income increased by 379.44% to Rs.17.26 million for the fiscal year 2014 from Rs.3.60 million for the fiscal year 2013, as a result of an increase in liabilities/provisions no longer written back which represented Rs.15.41 million for the fiscal year 2014 as compared to Rs.2.52 million for the fiscal year 2013 as a result of greater recoveries of advances to subscribers whose subscriptions were expiring through subsequent recharges." Please explain these liabilities / provisions and how your accounting for them. Refer to your basis in accounting literature.

Administrative and Other Expenses, page 170

39. We note that you transitioned from a service franchisee model to providing customer service through direct service centers. In this regard, please explain to us both models and your accounting for each model. Tell us how you accounted for the transition to the new model. Also, in addition to disclosing the effect on rent expense, disclose other material effects to your financial statements as a result of this transition.

Financial Condition, Liquidity and Sources of Capital, page 171

40. Please provide prominent disclosure, in the opening paragraphs of your Financial Conditions, Liquidity and Sources of Capital section of your MD&A, regarding your auditors going concern opinion, your debt defaults, and your ability to meet short term and long terms liquidity needs. This discussion should be detailed, specifying why your debt is in default and how you plan to improve your liquidity outlook in the future.

41. Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows.

Contractual Obligations, page 172

42. You state that the contractual obligations "table does not include payments required to be made in future under the terms of Videocon d2h's Ku-Band Lease Agreement, contracts for provision of programming content or lease rental amounts. The table below also does not include payments to be made to content providers as these will depend on the number of subscribers from time to time." We also note that interest appears to not be included in your contractual obligations table. Since these payments are material to your cash flows, it appears you should include the scheduled and/or expected payments in the table. Please revise accordingly and if you continue to omit,

explain to us how they are variable and therefore the future obligation is unknown to management.

Indebtedness, page 173

43. You state that you regularly experience delays in payment under your indebtedness. Please disclose why you experience these delays in payment and the specific amount of debt payment considered late as of March 31, 2004 and the date of your latest amendment.

44. You disclose on page 173 that your debt covenants require you to maintain certain security margins and financial ratios. Given the going concern audit opinion and delays in debt payments, please disclose the terms of your debt covenants, how close you have come to meeting or failing these covenants in the past, and how you plan to meet your debt covenants in the future.

Compensation of Directors and Executive Officers, page 195

45. Supplementally advise, with a view to disclosure, whether Videocon d2h is required to disclose, or otherwise has disclosed, the annual compensation of its executive officers and directors on an individual basis in India for its most recently completed fiscal year. See Form 20-F Item 6.B., as referenced in Form F-4 Item 18(a)(7)(ii).

Beneficial Ownership of Securities, page 234

46. Provide the number of Videocon d2h's U.S. record holders and the percentage of its equity shares held by them. See Form 20-F Item 7.A, as referenced in the instruction to Item 18(a)(5) of Form F-4.

Where You Can Find More Information, page 247

47. Disclose, if true, that as a foreign private issuer, Videocon d2h will file its Exchange Act annual report on Form 20-F with the Commission by a date no later than 120 days following its fiscal year end.

Independent Auditor's Report, page F-2

48. We note that your auditor's report states that the audit was conducted "in accordance with auditing standards generally accepted in the United States of America." If true, please ask your auditor to revise their report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please refer to Auditing Standard No. 1.

Videocon d2h Limited — Financial Statements

Income Statement, page F-4

49. Please tell us why you believe it is appropriate to present EBITDA on the face of your Income Statement. Refer to your basis in accounting literature.

Notes to the Financial Statements for the year ended March 31, 2014, page F-8

50. Please tell us how you considered the fair value disclosure requirements in paragraphs 91-99 of IFRS 13 and/or revise accordingly.

4. Significant accounting policies, page F-9

51. Please disclose how you account for content and programming costs. If significant estimates are used in your method of accounting for programming costs and / or its impairment, please disclose those estimates and assumptions in your critical accounting estimates.

4.3 Impairment of assets Property, plant and equipment and intangible assets, page F-11

52. You state that, "If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, *unless the relevant asset is carried at a revalued amount*, in which case the impairment loss is treated as a revaluation decrease." In this regard, to help investors understand your accounting policy, please specifically disclose whether you use the cost model or the revaluation model for each class of property, plant and equipment. We refer you to paragraph 29 of IAS 16. If you do use the revaluation model, please provide disclosure in accordance with paragraph 77 of IAS 16.

4.4 Revenue, page F-11

53. We note your discussion on 149 where you state, "As of September 30, 2014, Videocon d2h had over 2,800 distributors and direct dealers, and over 150,000 sub-dealers and recharge counters." In this regard, please tell us in detail how the relationship between the distributors, direct dealer, sub-dealers, the end-subscribers, and yourself works. Disclose your revenue recognition as it relates to each distribution model.

54. We note your statement on page 150 that, "Videocon d2h operates on a prepaid model, to both distributors and, eventually, subscribers. Distributors pay in advance for subscription recharge and DTH connections." Please disclose your revenue recognition policy as it relates to recharges and the prepaid model. Describe how the distributor(s) affect your revenue recognition policy as it relates to the recharges and the prepaid model.

55. You state that, "Revenue and Expenditure on account of Free Commercial Time (FCT) granted by the broadcaster/s is recognized as and when same is utilized." Please tell us more information about "Free Commercial Time," and how it works. Tell us how revenue and expenses are affected by "Free Commercial Time."

14. Taxation, page F-21

56. We note that you have a net deferred tax asset of Rs. 6,505 million as of March 31, 2014. Given that you have been in a net loss position for the last two years, please disclose in your critical accounting policies why you believe that it is more likely than not that you will be able to realize your deferred tax assets in future periods.

22. Borrowings, page F-27

57. We note that you have not complied with certain terms and conditions and covenants of your loan agreements. Please disclose the terms and conditions of your covenants. Disclose the specific covenants breached in your loan agreements. Also, tell us in detail why you believe you have an unconditional right to defer these loan settlements for at least twelve months. Please refer to paragraph's 74 and 75 of IAS 1.

28. Related Party, page F-33

58. We note that related party entities, such as Videocon Group and their affiliates, do not appear in your list of related parties. In this regard, tell us how you considered IAS 24 and revise accordingly.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Thomas J. Rice
       Baker & McKenzie LLP